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                               February 8, 2022

       Shahar Hania
       Chief Executive Officer
       Rail Vision Ltd.
       15 Ha   Tidhar Street
       Ra   anana, 4366517 Israel

                                                        Re: Rail Vision Ltd.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
12, 2022
                                                            CIK No. 1743905

       Dear Mr. Hania:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1, Amendment No. 2

       Prospectus Summary
       Our Company, page 1

   1. Please reconcile your disclosure here and on page 36 that your technology "is"
                                                        revolutionizing railway
safety, with your disclosure on page 44 that your company "is seeking to"
revolutionize railway safety. Your disclosure throughout should consistently reflect the stage of
your product development and deployment, and to the extent you believe your technology
is already revolutionizing the industry, please revise to state it as a belief or provide us
with support for your statements that your technology is
                                                        revolutionizing railway
safety. Alternatively, revise to clarify that this is a goal you are
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            Ltd.
Comapany8,NameRail
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         seeking for your technology. Similarly, revise to state that it is your belief that your technology is "cutting edge" and "industry-leading" or provide additional support for those statements.
2. In one of the opening paragraphs, please include your revenues and net losses for your most recent audited period and interim stub to provide a financial snapshot of your company.
Risks Related to this Offering and the Ownership of Our Ordinary Shares, page 4

3. Please update, prior to effectiveness, to also disclose the percentage of shares to be owned by your principal shareholders, officers and directors following this offering.
The report of our independent registered public accounting firm contains an explanatory paragraph, page 10

4. Please reconcile your disclosure here that "[t]o date, we have not generated revenues from our activities", with your disclosure on page 9 and elsewhere that your first revenues were recorded in your unaudited interim condensed financial statements for the period ended
         June 30, 2021.
The market price of our Ordinary Shares may be highly volatile, page 25

5. We note your disclosure on page 26 that the stock market in general, and the stock of publicly-traded "medical device companies" in particular, have experienced extreme price and volume fluctuations. Please advise how the market for medical devise companies impacts your business or revise.
Capitalization, page 33

6. Please revise your capitalization table to present amounts related to your capitalization and indebtedness in accordance with Item 3.B of Form 20-F. In this regard, we note you have included total assets and total liabilities in your table which is confusing and unrelated to capitalization and indebtedness. Also, we note your presentation of cash and cash equivalents in your table. Such amounts should be separately presented. Please revise your presentation accordingly.

7. Please revise your shareholders' equity section to provide the number of share capital authorized, issued and outstanding on an actual, pro forma and pro forma as adjusted basis for the period presented.
Dilution, page 34

8. Refer to the first paragraph and your computation of net tangible book value and related per share as of June 30, 2021. It appears your actual net tangible book value should be a deficit of approximately $(3.2) million, or $(15.61) per ordinary share. Further, in
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            Ltd.
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         reference to the second paragraph, it appears the pro forma net tangible book value and related per share should be $6.7 million and $25.89 per ordinary share, respectively.
         Please advise as to your computations, including the amount of any intangible assets, or revise your disclosures accordingly.

9. Refer to footnote (1) disclosure regarding the number of Ordinary Shares you will be required to issue pursuant to an anti-dilution provision. Please describe the anti-dilution provision and explain how such anti-dilutive shares are reflective in the computation of dilution per Ordinary Share to new investors.

Industry Overview and Market Opportunity, page 45

10. We note that you disclose train incident and accident data from 2015, 2016 and 2017 in this section. Please update the data to the most recent practicable date, or advise why you believe these particular years are most relevant for investors. Competition, page 53

11. We note your disclosure regarding your competitors and your belief that your railway detection system's contribution to train safety will be greater than that of existing railway detection systems by your competitors. Please substantiate this statement or balance this disclosure by stating here that you are a development-stage company, that your products are still in development, and discuss your current competitive position within the industry.
         Please also provide additional support for your statement that your competitors offer a shorter range-detection distance and provide a lower detection probability of obstacles, or revise to state as your belief. In this regard, we note your disclosure on page 55 that much of your competitor information has been provided from publications by the various competitors, and has not been independently verified by you, so it seems plausible competitors could be developing additional technologies or features not yet publicly available. As such, please prominently disclose that the competitive analysis provided are your beliefs or delete the chart at page 55.
Committees of the Board of Directors, page 69

12. We note your risk factor disclosure on page 16 related to potential cybersecurity incidents. To the extent cybersecurity risks are material to your business, please disclose here, or in another appropriately captioned section, the nature of the
board   s role in
         overseeing your cybersecurity risk management, the manner in which the board will administer this oversight function and any effect this will have on
the board   s leadership
         structure.
Certain Relationships, page 79

13. We note your statement that you do business with "other companies affiliated with [y]our
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Rail Vision Ltd.
February 8, 2022
Page 4
         principal shareholders" and that "such arrangements have been entered into in the ordinary course of business." Please confirm that you have provided disclosure for all transactions required by Item 7.B of Form 20-F.
Interim Condensed Financial Statements
Interim Condensed Balance Sheets, page F-2

14. Please remove your presentation of pro forma information on the face of the historical balance sheets and the related footnote on page F-7. Pro forma basic and diluted loss per share presented on the face of your statements of operations on page F-3 should also be removed. We refer you to the guidance outlined in Rule 11-02(a)(12)(i) of Regulation S-
         X.

Item 8. Exhibits and Financial Statement Schedules, page II-3

15. Please file as an exhibit your Strategic Partnership Agreement with Knorr-Bremse as discussed on page 52 or provide your analysis as to why you believe it is not required.
General

16. Please provide us copies of all written communications, as defined in Rule 405 under the
         Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.
       You may contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameShahar Hania                                 Sincerely,
Comapany NameRail Vision Ltd.
                                                               Division of
Corporation Finance
February 8, 2022 Page 4                                        Office of
Manufacturing
FirstName LastName